Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Harmony Turbines Inc.
120 N 25th Street Suite 200
Lebanon, PA 17042
https://HarmonyTurbines.com

Up to $1,999,999.06 in Preferred Stock at $1.07
Minimum Target Amount: $9,999.15

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Harmony Turbines Inc.
Address: 120 N 25th Street Suite 200, Lebanon, PA 17042
State of Incorporation: PA
Date Incorporated: August 11, 2020

Terms:

Equity

Offering Minimum: $9,999.15 | 9,345 shares of Preferred Stock
Offering Maximum: $1,999,999.06 | 1,869,158 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $1.07
Minimum Investment Amount (per investor): $199.02

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friend and Family Early Birds

Invest within the first week and receive 5% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive 3% bonus shares.

Amount-Based:

$ 500 | Tier 1

Invest $500+ and receive 2% Bonus Shares.

$ 1,000 | Tier 2

Invest $1,000+ and receive 4% Bonus Shares.

$5,000 | Tier 3

Invest $5,000+ and receive 6% Bonus Shares.

$10,000 | Tier 4

Invest $10,000+ and receive 8% Bonus Shares.

$20,000+ | Tier 5

Invest $20,000+ and receive 10% Bonus Shares.

The 10% StartEngine Owners' Bonus

Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.07 per share, you will receive 110 Common Stock, meaning you'll own 110 shares for $107. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Have you ever noticed that hardly anyone has a wind turbine on their home or in their yard? Harmony Turbines is looking to change that in a big way. Our goal is to revolutionize the residential and small-scale wind turbine sectors! With patents recently granted for our vertical axis wind turbine and "furling" mechanism as well as our ingenious and inspired generator design, Harmony Turbines will be able to generate power in both lower and higher wind speeds than current small-scale turbines on the market.

It will also be quieter, more beautiful and less dangerous to the animals of our planet. Its design is mesmerizing and pleasing to the eye, which will make it more easily accepted and desired by the average homeowner. Harmony Turbines is currently developing prototypes and beta units that will bring a new spin to wind turbines!

With recent economic instabilities, pandemics and wars, society is becoming increasingly aware of the need for self-reliance and decentralized power generation. The recent push for clean energy production in general, makes the wind turbine market ripe for innovation.

We now have the power to change the world!

Harmony Turbines Inc, or Harmony Turbines is a C-corp organized under the laws of the state of Pennslyvania that is developing leading-edge residential and small-scale wind turbine systems that finally make sense. The Company's business model is that when Harmony Turbines is ready for low-volume production, it intends to either sell wind turbine systems directly to consumers, focusing on both the residential and boating markets, as well as licensing the product to viable manufacturers and resellers. We would also consider selling the company to an appropriate entity who would ensure that our goals for Harmony Turbines are met.

Harmony Turbines Inc. was formed as a Pennslyvania C-Corporation on 8/12/2020.

The Company's Intellectual Property ("IP"): The Company was granted Patent US 10,724,502 B2 on 7/24/2020 and Patent US 11,149,715 B2 on 10/19/2021 to Harmony Turbines Inc. filed with the USPTO on 5/19/2019 and 07/27/2020 respectfully.

Competitors and Industry

For several decades, VAWT's have been generally overlooked in the wind industry at large, as they often face troubles with power generation during low and high winds. Harmony Turbines, with its two patented designs, hopes to create a product that forces the wind turbine industry to take another look at VAWT's as viable, affordable and clean alternative energy sources.

The closest competitor to Harmony Turbines right now appears to be Flower Turbines who recently began low-volume production of their various sizes of VAWT's. The only statistical data we found was for their small wind turbine, which appears to be 10 - 20% efficient when calculating efficiency using data extrapolated from their website. Harmony is expected to perform at least in the 30% or higher efficiency range as per historical Savonius turbines testing.

https://www.turbinesinfo.com/innovative-wind-turbines/

https://tinyurl.com/22r6jkdp

https://flowerturbines.com/product/small-wind-turbine-survival-unit/

Flower Turbines' claim to fame includes low-wind start-up ability and also their turbines' ability to be clustered together for increased efficiency. While we expect Harmony Turbines to be equally quiet and to also be able to start-up in equally low-wind speeds (we can also cluster our turbines), Harmony turbines has a few extra features that no other wind turbines out there have thanks to our two uniquely patented technologies.

Harmony's design is based on the Savonius turbine. These types of turbines are well known for very good performance in low wind conditions but they are vulnerable to high wind situations. This is where our patented upgrades give us a large advantage over the competition. We've literally solved the problem of high wind vulnerability for Savonius turbines and in so doing, Harmony gets to enjoy the benefits of good power production in both low and high wind speeds!

All wind turbines have a maximum safe RPM they can handle before they are destroyed or run into problems. Usually storms will bring about the high winds and high RPM's. Many turbines must use a brake to slow-down and come to a full-stop during dangerous winds in an effort to protect themselves, which means they are not producing any power during those dangerous winds. In effect, the strong winds are wasted! As noted above, Harmony Turbines already has this well in

hand with our patented furling system and generator, which allow our turbine to retract it's scoops as much as needed to stay in a safe RPM range while still producing FULL Power. As the dangerous winds subside Harmony returns to its fully open default state. There is no braking needed and no need to be stopped during high winds.

Harmony Turbines believes that our turbine efficiency will surpass the current expected efficiency of savonius designs, which is 31% as noted above. With our patented furling capabilities, helix twist, ribbed sections, and solid core dual pole variable airgap generator, we believe that Harmony Turbines will perform very well in real-world testing. We have 3 prestigious engineering universities (Penn State, Bucknell & Northumbria) working with us to help prove this as well. Information on the two Pennsylvania grants for PSU and Bucknell can be found at:

https://dced.pa.gov/download/Manufacturing%20PA%20Innovation%20Approved%20Projects%20%E2%80%93%20March%202022 wpdmdl=113913

We will be gathering data as soon as possible and would love nothing more than to blow the socks off the wind turbine industry!

Current Stage and Roadmap

Harmony Turbines has already successfully built two proof-of-concept prototypes, which prove that the turbines start-up in minimal winds and have the ability to protect themselves from rotating out-of-control in high winds. We are currently working on our 400w "production prototype" kits. When complete these early "beta units" will be placed outdoors and start gathering data in "real-world" conditions. We are targeting Fall 2023 as being the launchpoint for our beta units but if we get significant funding this timeline could be made shorter. After sufficient validation and test trials have occurred, we expect to take pre-orders and move into low-volume production.

VAWT's are getting another look, which means Harmony Turbines is just in time!

https://www.sciencedaily.com/releases/2021/04/210427085752.htm

This round of funding will allow us to build and prototype our generator that makes Harmony able to start up in super low wind speeds. It will also enable us to finish the prototype 400W kits that will serve as our BETA test units in the field. Consider them early production (BETA) test units. We hope to get enough funding to finish this R&D and place a number of BETA units out in the field for real-world testing and data collection. We expect this to cost $300k and if we raise the needed funding, the work should take approximately 12 months and then we can move into low-volume production. BETA testing would be a period of 6 months to 1 year depending on timing, however, we plan for customers to be using the products during this same time and gathering data.

The Team

Officers and Directors

Name: Christopher Moore

Christopher Moore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: August, 2020 - Present
  Responsibilities: Raise capital, ensure protection of IP, develop principal product, provide leadership / oversight to operation, and operational / financial management. As of 6/6/2022, Chris is being compensated with a yearly salary of $104,000 for his time and efforts. There is no additional compensation, equity or otherwise.

- **Position:** President
  Dates of Service: August, 2020 - Present
  Responsibilities: Provide leadership and oversight to operation.

Other business experience in the past three years:

- **Employer:** Penn State Health
  Title: Lead Technical Analyst
  Dates of Service: August, 2007 - September, 2020
  Responsibilities: ERP development and support

Other business experience in the past three years:

- **Employer:** Creating Moore, LLC

Title: Owner
Dates of Service: January, 2014 - Present
Responsibilities: Research and development of various new products

Name: Cheryl Moore

Cheryl Moore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: June, 2022 - Present
  Responsibilities: Responsible for payroll, accounting, taxes, HR, safety, social media and general communications. As of 6/6/2022, Cheryl is being compensated with a yearly salary of $72,800 for her time and efforts. There is no additional compensation, equity or otherwise.

- **Position:** Board Treasurer
  Dates of Service: August, 2020 - Present
  Responsibilities: Managing financial activity and providing financial information.

Other business experience in the past three years:

- **Employer:** Penn State Health
  Title: Senior Systems Analyst
  Dates of Service: June, 2014 - June, 2022
  Responsibilities: Customer and application support, data extraction and manipulation for ease of understanding by requestor.

Other business experience in the past three years:

- **Employer:** Somehow Healthy, LLC
  Title: Owner
  Dates of Service: January, 2019 - May, 2021
  Responsibilities: Reponsible for the entire operation of a food truck. Invented recipes, found events to attend, managed a small crew and handled all administrative aspects of the company including payroll, accounting, taxes, HR, safety and social media.

Name: Marsha Moore

Marsha Moore's current primary role is with Donegal School District. Marsha Moore currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Secretary
  Dates of Service: August, 2020 - Present
  Responsibilities: Meeting minutes, discussion and advice. Marsha is not compensated in any form for her time and efforts.

Other business experience in the past three years:

- **Employer:** Donegal School District
  Title: Personal Assistant
  Dates of Service: January, 2015 - Present
  Responsibilities: Marsha is a personal care assistant for a student with a learning disability.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the clean energy development sector. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in

transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Harmony Turbines, Inc was formed on 08/11/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Harmony Turbines has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 2 patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Moore	10,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, SAFE #1, SAFE #2, SAFE #3, and SAFE #4. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,869,158 of Preferred Stock.

Common Stock

The amount of security authorized is 19,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The holders of Common Stock shall have and posses exclusively all voting rights of any kind or nature, which shall include the exclusive voting rights for the election of directors and for each and every other corporate matter, except as otherwise may be required by law.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 1,311,893 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Outstanding Shares

Please note the amount outstanding above includes the conversion of all of our SAFEs listed below. The SAFEs trigger on an "Equity Financing", which is defined as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

At the launch of this offering, the SAFEs have yet to convert, however for the purpose of accurately reflecting the current dilution, the Company included the conversion as the SAFEs will trigger upon the first closing.

SAFE #1

The security will convert into Preferred stock and the terms of the SAFE #1 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: January 01, 2023
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: Equity Offering

Material Rights

There are no material rights associated with SAFE #1.

SAFE #2

The security will convert into Preferred stock and the terms of the SAFE #2 are outlined below:

Amount outstanding: $89,247.00
Maturity Date: January 01, 2023

Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: Equity Offering

Material Rights

There are no material rights associated with SAFE #2.

SAFE #3

The security will convert into Preferred stock and the terms of the SAFE #3 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: January 01, 2023
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Offering

Material Rights

There are no material rights associated with SAFE #3.

SAFE #4

The security will convert into Preferred stock and the terms of the SAFE #4 are outlined below:

Amount outstanding: $118,700.00
Maturity Date: January 01, 2023
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity Offering

Material Rights

There are no material rights associated with SAFE #4.

What it means to be a minority holder

As a minority holder of Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $218,700.00
  Use of proceeds: The money is being used to pay wages and to produce beta units that can be placed in real world locations.
  Date: March 19, 2022
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $189,247.00
  Use of proceeds: The money was used to purchase several manufacturing machines, pay some wages and produce the first 1kw prototype.
  Date: March 19, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: This transaction occurred as a result of the initial issuance of shares as a result of the C-corp formation.
  Date: August 12, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $0 compared to $0 in fiscal year 2021.

We are still in development and as such have no revenue at this time.

Cost of sales

Cost of Sales for fiscal year 2020 was $0 compared to $0 fiscal year 2021.

We are still in development and as such have no revenue at this time.

Gross margins

Gross margins for fiscal year 2020 were $0 compared to $0 in fiscal year 2021.

We are still in development and as such have no revenue at this time.

Expenses

Expenses for fiscal year 2020 were $46,941 compared to $128,594 in fiscal year 2021.

Building our shop and equipping it with the machines necessary for properly prototyping our designs. Increased payroll expenses.

Historical results and cash flows:

The Company is currently in the development stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because as we begin sales in the future our revenue numbers will increase from zero toward positive numbers altering all of our financials. Past cash was primarily generated through equity investments. As we move from development into low-volume production we will begin taking pre-orders for our products and start negotiating licensing deals with various manufacturers, distributors, and sales groups for our products. There has been a strong interest in our products over the past 2 years and the biggest problem to date is explaining to people that we're still in development and not yet in production. To achieve this plan we require additional funding.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has no debt, loans nor any active lines of credit. The company has cash on hand of approximately $70K.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to our ability to continue developing our prototype and moving us into beta testing. This progress will in turn, move us into low-volume production resulting in revenue-generation for Harmony Turbines.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will be nessary to the viability of our company. We have the financial means to continue for about 4 months on the funds we have now. To properly develop and finish the beta test unit builds, we will require further funding. That is what this funding round is going to address.

If we are able to raise $2M, then the funds raised would represent about 96% of our total funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company's goal is to raise at least $400k so that we can operate for 18 months with our current skeleton crew and a burn rate of $18K. The development time will be slower if we only achieve $400K because we will not have extra help from dedicated personnel and modern machinery. If we raise less than $400k, we will need to do additional fundraising to continue operating the business.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount ($2M), we expect to achieve break-even in net income before tax. This is based on an early burn rate of $40K for expenses related to personnel including management, dedicated machinists and CAM Engineers, as well as raw materials and sufficient equipment leases to start production.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including government and private grants being offered in the clean energy sectors. We have 3 people working on grant writing for us at this time and are in constant communication with various universities on the subject as well.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,103,725.51

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, our approx. 12M dollar valuation is driven by strong interest from potential distributors, manufacturers, sales groups, customers, and partners, as well as the rapid progress we are making in R&D. At our current rate of development we should have our early prototypes completed and delivered prior to the end of 2022. We expect to have fully functional prototypes in the hands of "early adopter" customers by the end of 2023. Currently, our early adopter list includes new home builders, yacht and catamaran manufacturers as well as large-scale power generation projects.

Second, we analyzed comparable companies. Our closest competitor in this sector right now would be Flower Turbines currently valued at $61.7M. Flower Turbines was formed in 2013 and based on publicly available information they have started manufacturing of their product and have diversified their products. They have already completed their R&D phase and have moved into production. Harmony Turbines is not at this stage yet, so we took a conservative approach when comparing our business for valuation support. However, we believe our technology holds two distinct advantages over their products that we believe will give us a strong competitive edge in this market.

Third, we valued our Intellectual Property (2 issued patents) as significant drivers of our valuation.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $407,947 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future. These SAFEs will be triggered by this offering and convert into Preferred Stock.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.15 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  94.5%
  These funds would be used directly for the continuation of developing our next prototype, from cost of raw materials to wages.

If we raise the over allotment amount of $1,999,999.06, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  28.0%
  Funds for R&D will cover cost of materials for building the next prototypes and beta units.
- *Company Employment*
  25.0%
  Funds for Company Employment will cover wages for CEO and COO, as well as engineers as needed for 12-18 months
- *Operations*
  20.0%
  Funds for Operations will cover regular fees such as rent and utilities, machine repair and maintenance, general supplies, etc.
- *Working Capital*
  20.0%
  Funds for Working Capital will cover the purchase or leasing of equipment needed to machine or create parts

- *Crowdfunding Marketing*
  1.5%
  Funds for Crowdfunding Marketing will be used on a variety of internet platforms such as Google Ads, Facebook Ads, LinkedIn Ads, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://HarmonyTurbines.com (https://harmonyturbines.com/WebShare/AnnualReport.pdf).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/harmony-turbines

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Harmony Turbines Inc.

[See attached]

HARMONY TURBINES, INC

FINANCIAL STATEMENTS

For the Period Ended
December 31, 2021 and 2020

TOGETHER WITH
INDEPENDENT AUDITOR'S REPORT

May 21, 2022

Haroon Imtiaz, CPA
Mountain House, CA 95391

T: +1(415) 814-9445
E: haroonimtiazcpa@gmail.com

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To Owner of Harmony Turbines, Inc.:

We have audited the accompanying financial statements of Harmony Turbines, Inc., which comprise the Statement of Assets & Liabilities as of December 31, 2021 and 2020, and the related Statement of Operations, Statement of Changes in Owner's Capital and Statements of Cash Flows for the twelve months ended December 31, 2021 and five months ended December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor***'s Conclusion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harmony Turbines, Inc. as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the twelve months ended December 31, 2021 and five months ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12 to the financial statements, Harmony Turbines, Inc. has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and

Going Concern (Continued)
conditions and management's plans to mitigate these matters are also described in Note 12. Our opinion is not modified with respect to this matter.

Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information shown on page 14 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

haroon imtiaz, CPA

Haroon Imtiaz, CPA
Mountain House, CA
Dated: May 21, 2022

HARMONY TURBINES, INC
Statement of Assets and Liabilities
As of December 31, 2021 and 2020

	Dec. 31, 2021	Dec. 31, 2020
ASSETS:		
Current Assets		
Cash and Cash Equivalents	$ 2,655	$ 46,373
Accounts receivable	-	-
Inventory	11,738	3,936
Total Current Assets	14,393	50,309
Deposit Paid	885	885
Fixed Assets, net	342	-
Other Asset	-	-
Total Assets	15,620	51,194
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	629	-
Other current liabilities	-	-
Total Current Liabilities	629	-
Long-term Liabilities	-	-
Total Liabilities	629	-
Share Holders Equity		
Retained Earnings/(Loss)	(46,941)	-
Net Income/(Loss)	(128,594)	(46,941)
Net owner's inflow/(outflow)	190,526	98,135
Total Share Holders Equity	14,991	51,194
TOTAL LIABILITIES AND EQUITY	$ 15,620	$ 51,194

HARMONY TURBINES, INC
Statement of Operations
For the Twelve Months Ended Dec. 31, 2021 and Five Months Ended Dec. 31, 2020

	Twelve Months Ended 2021	Five Months Ended 2020
REVENUE, Net	$ -	$ -
Cost of Sales	-	-
Gross Profit	-	-
General and administrative expenses	(128,594)	(46,941)
OPERATING INCOME (LOSS)	(128,594)	(46,941)
Non-operative gain and losses		
Other Income (Loss)	-	-
Miscellaneous Expense	-	-
Interest Expense	-	-
Interest Income	-	-
Total Non-Operative Gain (Loss)	-	-
Net Income (Loss) before Taxes	$ (128,594)	$ (46,941)

HARMONY TURBINES, INC
Statement of Changes in Partners' Capital
For the Twelve Months Ended Dec. 31, 2021 and Five Months Ended Dec. 31, 2020

Partners' capital, Aug. 11, 2021	$ -
Capital contributions	
Christopher Moore	-
Private Investments	1,369
WeFunder Investments	96,766
Capital distributions	-
Net income (Loss)	(46,941)
Partners' capital, Dec. 31, 2020	$ 51,194
Capital contributions	
Christopher Moore	-
Private Investments	3,500
WeFunder Investments	88,891
Capital distributions	-
Net income (Loss)	(128,594)
Partners' capital, Dec. 31, 2021	$ 14,991

HARMONY TURBINES, INC
Statements of Cash Flows
For the Twelve Months Ended Dec. 31, 2021 and Five Months Ended Dec. 31, 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (128,593)	$ (46,941)
Adjustments to reconcile Change in Net Assets to Net cash Provided By (Used For) operating activities:		
Depreciation	70	-
Increase in Inventory	(7,802)	(3,936)
Increase in Tax Liabilities	629	-
Increase in Tax Liabilities	-	(885)
Total adjustments	(7,103)	(4,821)
Net cash provided (used) by operating activities	(135,696)	(51,762)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Asset	(412)	-
Net cash provided (used) by financing activities	(412)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions	-	-
Capital contributions	92,391	98,135
Net cash provided (used) by financing activities	92,391	98,135
Net increase (decrease) in cash and equivalent	(43,717)	46,373
CASH & CASH EQUIVALENTS: Jan. 1, 2021 & Aug. 11, 2020	46,373	-
CASH & CASH EQUIVALENTS: Dec. 31 2021 & Dec. 31 2020	$ 2,655	$ 46,373

NOTE 1. GENERAL

Harmony Turbines, Inc. is organized under the laws of the state of Pennsylvania. Harmony Turbines, Inc. was originally founded on August 11, 2020. Harmony Turbines, Inc. is working on creating small scale Vertical Axis Wind Turbine products and solutions for home and small business use. Harmony Turbines, Inc. is focusing production on units sized 10kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade and generator designs. Both unique production lines are being developed and manufactured by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. The Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

Liabilities

Harmony Turbines, Inc. maintains current liabilities with no related party payable carrying month to month. Harmony Turbines, Inc. maintains no Long term liabilities on its assets.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Revenue Recognition

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

Investments

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

Fair Value Measurements

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

Income Taxes

The Harmony Turbines, Inc. is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Uncertain Tax Provisions

Accounting for uncertain income tax positions, relating to both federal and state income taxes, are required when a more likely than not threshold is attained. If such positions result in uncertainties, then the unrecognized tax liability is estimated based on a cumulative probability assessment that aggregates the estimated tax liability for all uncertain tax positions. With the adoption of these new rules, the Organization assessed its tax positions in accordance with the guidance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense. The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Note 3. CASH AND CASH EQUIVALENTS

Cash & cash equivalents at December 31, 2021 and 2020 of the following checking accounts:

	December 31, 2021	December 31, 2020
Cash	$ 2,655	$ 46,373
Total	$ 2,655	$ 46,373

NOTE 4. SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 21, 2022, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Note 5. FAIR VALUE MEASUREMENT

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:
Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at Dec. 31, 2021 & 2020 are as follows:

		FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	Dec. 31, 2021	$ 2,655	$ 2,655	-	-
Cash	Dec. 31, 2020	$ 46,373	$ 46,373	-	-

NOTE 6. LITIGATION, COMMITMENTS AND CONTINGENCIES

From time to time the Harmony Turbines, Inc. may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.

Note 7. SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES

Harmony Turbines, Inc. is in conformity with the Pennsylvania Labor Laws and Regulations, Family Care and Medical Leave, and Prohibits Workplace Discrimination.

NOTE 8. CONCENTRATIONS OF CREDIT AND MARKET RISK

The Harmony Turbines, Inc. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Harmony Turbines, Inc. has not experienced any losses in such accounts. The Harmony Turbines, Inc. believes they are not exposed to any significant credit risk related to these deposit accounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2021 and 2020, the Harmony Turbines, Inc. had $0, of uninsured balances at these institutions.

NOTE 9. FIXED ASSETS

Fixed Assets consists of the following at December 31, 2021 and 2020:

	2021	2020
Furniture and office equipment	$ 99	$ -
Software and computer equipment	313	-
	412	-
Less: Accumulated Depreciation	(70)	-
Fixed Assets, net	$ 342	$ -

NOTE 10. RELATED PARTY TRANSACTIONS

Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 11. COVID 19

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

NOTE 12. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

SUPPLEMENTAL INFORMATION

HARMONY TURBINES, INC
SUPPLEMENTARY SCHEDULE
GENERAL AND ADMINISTRATION EXPENSES
For the Twelve Months Ended Dec. 31, 2021 and Five Months Ended Dec. 31, 2020

	Twelve Months Ended 2021	Five Months Ended 2020
General and administrative expenses		
Payroll Expenses	(39,920)	(1,887)
Professional & contracted Services	(6,754)	(7,654)
Advertising	(9,082)	(9,092)
Legal Fee	(8,250)	-
Insurance	(5,558)	-
Computer & related expenses	(39)	-
Repairs and maintenance	(4,233)	-
Telephone	(1,664)	-
Postage	(2,361)	-
Office Supplies	(33,827)	(26,963)
Rent	(12,527)	(1,042)
Depreciation	(70)	-
Bank Charges	(97)	(15)
Other Business Expenses	(4,213)	(288)
Total General and Administrative expenses	(128,594)	(46,941)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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INVEST IN HARMONY TURBINES TODAY!

Changing Everything about Wind Turbines

At Harmony Turbines, we are working to develop leading-edge residential and small-scale wind turbine systems that stand out in the crowd. That's because our units are beautiful, ...
Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



HARMONY
TURBINES

$1,354,531.30 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Reasons to Invest

- With the focus on convenience, ease of use, features and cost - we believe that Harmony Turbines has what it takes to become the next global standard in residential and small-scale wind power generation.

- Entering an existing but underdeveloped space, our goal is to be the first to bring wide-scale use of residential and small-scale wind turbines to an estimated $3.46 Billion market.

**This market size is based on internal research of multiple industry's.*

- With increased world awareness of fuel usage and failing power infrastructure, people are looking for additional alternative energy sources. Reliable small-scale wind and solar solutions will be key to this movement worldwide.

Invest Now
$1.07 Per Share

PREVIOUSLY CROWDFUNDED
$407,947.00

RAISED	INVESTORS
$1,354,531.30	1,204

MIN INVEST	VALUATION
$199.02	$12.1M

OVERVIEW

Finally, small-scale wind turbine systems that make sense

At Harmony Turbines, it's no coincidence that we take inspiration from the Yin and Yang symbol when it comes to our wind turbine technology. That's because we are founded on the concept of working in a balance with nature - not against it.



Changing Everything We Know About Wind Turbines!

**Images are of the prototype of the product. Product is still currently under development*

With the focus on convenience, ease of use, features, and cost our goal is to become the next global standard in residential and small-scale wind power generation. We feel our units will not only withstand a greater range of forces from nature, producing full power during high wind events, but that they will do it in style, being beautiful, silent in operation, and posing no danger to people or wildlife.

With our intuitive and affordable technology, Harmony Turbines is here to redevelop small-scale wind turbines from the ground up. We are currently in the prototyping stage of development.



**Video is of the prototypes of the product. Product is still currently under development*

THE PROBLEM & OUR SOLUTION

Aiming to make wind power accessible to everyone around the world

We see ourselves as the "smartphone" of small-scale and residential wind turbines in an age where everyone else is still in the suitcase and bag-phone era, severely outdated!

Current residential wind turbines tend to be incredibly expensive, ugly, noisy, and prone to destruction in severe weather. Not only do we think Harmony Turbines will be a more affordable, quieter, and sleeker solution, but our new furling technology will protect our units in high winds that shut down or destroy competing technologies.

WE ARE DEVELOPING WHAT WE BELIEVE IS

A Superior Wind Turbine That Can Work In All Wind Conditions



**Video is of the prototype of the product. Product is still currently under development*

What makes us unique are our patented furling system protecting our turbines while producing full power through high winds and our variable air-gap axial flux generator design, which allows our turbines to self-start at very low wind speeds and produce high power output at low RPMs.



**Video is of the prototype of the product. Product is still currently under development*

THE MARKET & OUR TRACTION

In the U.S. alone, we believe we are addressing an estimated $3.46 Billion market

Here's how we reached that number:

- There are 22.6 Million rural/suburban homes in the U.S., if we have a 3% adoption rate, that represents a **$1.7 Billion** market (source)
- There are about 11.8 Million recreational boats registered in the U.S., if we have an adoption rate of 5%, that represents a **$1.5 Billion** market (source).
- There are about 11 Million recreational vehicles registered in the U.S., if we have a 1% adoption rate, that represents a **$275 Million** market (source).



Patented Harmony VAWT Furling Technology
We have developed proprietary furling and generator technologies that are ONLY available with Harmony Turbines

**Images are of the prototype of the product and computer renderings. Product is still currently under development*

Through our revolutionary turbine technology, we aim to set a new standard in these markets. So far, we feel we are well on our way to bringing about that disruption.

- We raised over $400K in crowdfunding (source)
- With 2 granted patents, we are finalizing our early production designs
- We are partnering with Penn State University, Bucknell University, and Northumbria University for data and analytics reports, by incorporating wind tunnel and water tank testing, computational fluid dynamics (CFD) testing, as well as real-world testing
- We've built and outfitted Harmony Turbines Headquarters with equipment that enables us to make most of our own parts and rapidly improve and iterate them as needed



Harmony Turbines | The Perfect Small Scale Wind Turbine?
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FOR EVERYONE
HARMONY
TURBINES
Watch on YouTube

WHY INVEST

We now have the power to change the world

With better battery and storage tech being developed, a new era of decentralized power generation is likely to emerge around the world (source). We believe reliable small-scale wind and solar solutions will be key to this movement, so our timing to introduce Harmony Turbines to the market couldn't be better.


We now
have the
power...
to change
the world

WE BELIEVE THERE ARE

Two Main Ways Our Turbines Will Disrupt The Wind Turbine Industry

1. Our ***variable air-gap generator design*** allows our turbines to work in wind speeds as low as 1-2 miles per hour and can produce full power at much lower RPM's without need of gearing
2. Our ***furling technology*** can handle high wind situations, allowing our turbines to work even when others are forced to shut down

**Images are of the prototype of the product. Product is still currently under development*

Harmony Turbines is planning to incorporate unique features into our products that offer more power and better reliability - giving a potentially better ROI (Return on Investment) over a wider range of wind speeds. Now is the time to invest in sustainable technology making a difference in our society and helping our planet.


FAQ
FREQUENTLY
ASKED
QUESTIONS

ABOUT

HEADQUARTERS
120 N 25th Street Suite 200
Lebanon, PA 17042

VALUATION
$12.1M

PREVIOUSLY CROWDFUNDED
$408k

At Harmony Turbines, we are working to develop leading-edge residential and small-scale wind turbine systems that stand out in the crowd. That's because our units are beautiful, silent in operation, and safe all around - able to produce full power even during severe weather. We are in our development stage with the hope that this campaign will lead toward starting production.

TEAM



Christopher Moore
President & CEO

Tinkerer, outside of the box thinker, inventor, entrepreneur. Chris has been doing Clean Energy research for over 20 years since around 1998. For most of his early years he did Open Source work on his OUPower.com website, sharing everything he was working on openly with the world. It was his hope that one day a company would approach him to work on their R&D team. That never happened... though he came close 3 times.

Since 2017 he's shifted gears to working with patented technology in an attempt to finally be able to do Clean Energy work full-time as a living. Harmony Turbines Inc is his flagship product toward that amazing goal.



Cheryl Moore
Board Treasurer & Chief Operations Officer

Cheryl has over 20 years of office, Human Resources, IT and analytics experience. She has Masters Degree in Information Systems, with a Bachelors Degree in Human Resources Management, and has owned two of her own food-oriented LLC's. She enjoys helping people, especially when it comes to personal wellness through healthy food and with CBD. She enjoys being creative and is currently learning to CAD parts and CAM tool paths so maybe one day she can create parts for Harmony Turbines too.



Marsha Moore
Board Secretary

Marsha has over 30 years experience as an executive secretary for various organizations. She is task oriented, responsible and driven. She enjoys gardening and spending time with her family in her spare time.

TERMS

Harmony Turbines

Overview

PRICE PER SHARE	VALUATION
$1.07	$12.1M

DEADLINE	AMOUNT RAISED
Mar 14, 2023	$1,354,531.30

Breakdown

MIN INVESTMENT
$199.02

MAX INVESTMENT
$1,999,999.06

MIN NUMBER OF SHARES OFFERED
9,345

OFFERING TYPE
Equity

ASSET TYPE
PREFERRED

SHARES OFFERED
Preferred Stock

MAX NUMBER OF SHARES OFFERED
1,869,158

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Harmony Turbines Inc.**
Corporate Address	:	**120 N 25th Street Suite 200, Lebanon, PA 17042**
Offering Minimum	:	**$9,999.15**
Offering Maximum	:	**$1,999,999.06**
Minimum Investment Amount (per investor)	:	**$199.02**

Terms

Offering Type	:	**Equity**
Security Name	:	**Preferred Stock**
Minimum Number of Shares Offered	:	**9,345**
Maximum Number of Shares Offered	:	**1,869,158**
Price per Share	:	**$1.07**
Pre-Money Valuation	:	**$12,103,725.51**

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based

Friend and Family Early Birds

Invest within the first week and receive 5% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive 3% bonus shares.

Amount-Based:

$ 500 | Tier 1

Invest $500+ and receive 2% Bonus Shares.

$ 1,000 | Tier 2

Invest $1,000+ and receive 4% Bonus Shares.

$5,000 | Tier 3

Invest $5,000+ and receive 6% Bonus Shares.

$10,000 | Tier 4

Invest $10,000+ and receive 8% Bonus Shares.

$20,000+ | Tier 5

Invest $20,000+ and receive 10% Bonus Shares.

The 10% StartEngine Owners' Bonus

Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.07 per share, you will receive 110 Common Stock, meaning you'll own 110 shares for $107. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

NEW UPDATES

01.17.23

Who's Birthday is it? And some build updates...

Hello Harmony Community!

You know what's extra special about today? It's Chris's birthday! Happy Birthday, my love! I'm so proud of you and how far you've come. Thank you for all your hard work and for everything you are doing to get Harmony off the ground! -Cheryl


OUPower.com
"Over Unity Power" Research

And just as a quick update, now that we've delivered our MKII 400W unit to Bucknell, we are beginning to assemble our other MKII 400W unit that will stay here at HTHQ (Harmony Turbines Headquarters). We will also begin prototyping our generator design which will attach to our MKII 400W turbine. So that's some very exciting stuff coming up ASAP.



Thanks again to our community for your amazing support. We truly wouldn't be here without you!

~ The Harmony Turbines Team

ALL UPDATES

01.13.23

Harmony MKII Delivered to Bucknell University

Happy Friday! We have exciting news... Harmony MKII has been delivered to Bucknell University and is anchored down!



Bucknell University will be taking the reigns from here with this particular turbine; they will be setting up their own monitoring devices when their project students return in a few weeks. it will be a little while until we see any data from them; their studies on our turbine are expected to last through the end of the summer and could even extend into the fall if needed.

Now that we've delivered their unit, we can focus on assembling our own MK II test unit to be used for our own testing and we'll finally begin prototyping our patented generator. More to come; so stay tuned!

We appreciate the overwhelming support from our community; thank you for continuing to follow our journey and supporting us!

~The Harmony Turbines Team

01.11.23

Campaign Extended, 2 New Jobs Posted, and Harmony is all grown up and ready for college!

Happy Wednesday, Harmony Community! It's been a whirlwind around here recently.

Campaign Extension - we've been approved to keep our campaign open for a bit longer; we are over half-way to raising our $2M goal! This is amazing and humbling. Thank you for believing in us and our mission.

Now that we've raised some extra funds, we are ready to hire again. This time we are looking for full-time, local on-site help in the form of a CNC Machine Operator and a Mechanical Engineer. Our open jobs can be found on our Jobs page on Indeed.com. If you know someone local who might be interested, please pass the word along.

And lastly for today, we are loading up our little Harmony MKII test unit and strapping it in for the ride to Bucknell, scheduled for tomorrow. She's all grown up and ready for College! If the weather allows, we will not only be dropping off the unit but also assisting with mounting it on their rooftop. If the weather doesn't cooperate, we'll be dropping off the unit and will join those folks a different nicer day to get Harmony in place on their building. We are excited to finally start getting solid data coming in from natural wind testing.






Thank you,

~The Harmony Turbines Team

01.10.23

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Harmony Turbines offering. Here's an excerpt describing the specifics of the change:

Issuer is extending the campaign end date

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

01.09.23

Watch Harmony MK II Prototype furling while spinning!

Hello Harmony Turbines Community!

Today we wanted to share this video with you which shows our MK II Prototype actively furling and unfurling while spinning simultaneously. It's so beautiful (and quiet) we just had to share. Check it out! Build, Test, Iterate, Improve!


Watch Harmony MK II Prototype Furling while spinning

As always, thank you for your enthusiasm, interest and support! We are humbled by the community response and would not be this far along without you.

Thank you,

~The Harmony Turbines Team

01.06.23

Running the Bearings in for our MVP Prototype

Happy Friday!

We got Harmony up on its bearings this week; check out how smooth and easily it spins!


Running the bearings in for our MVP Prototype

Thank you, once again, for your continued support and encouragement. We wouldn't be able to get Harmony out to the world without all of your support.

- The Harmony Turbines Team

01.04.23

It's 2023 and we just reached $1M! Also, we have a drive shaft now...

Happy 2023! We are truly amazed at the support of our community. Yesterday we crossed the $1M mark in committed funds for our fundraising campaign, which is incredible. We truly would not be able to get Harmony out to the world without supporters like you! So THANK YOU from the bottom of our hearts!

We've started the year off with getting our drive shaft created and set in place. It's a tricky piece but with some clever machining, fixturing and maneuvering, we were able to make it, install it, and it's working as expected! Going forward in MK III version, we've increased clearance on the gearing so that the lathe work along the shaft will not even be necessary. But for now this MK II unit is going to Bucknell so we're doing whatever is needed for the buildout to succeed. That's Prototyping for you! :) Build, Test, Iterate, Improve ...repeat.


Drive Shaft Made

We can't wait to see our turbine up on Bucknell's roof, starting to gather data for us!

Thanks for following along with our journey and for your amazing support.

-The Harmony Turbines Team

12.29.22

Happy New Year from Harmony Turbines!

Happy New Years to you from the Harmony Turbines team! We hope you have a safe and joyous holiday weekend.



We are waiting on some parts (due to holiday and weather shipping delays) and some of us have been under the weather a bit, so the past two days have been a bit slow. But today we are back at it, machining a few more parts to finalize the lifter assembly in the unit going up to Bucknell.

We'll see you in the new year with more updates as we get ready to deliver this first turbine to Bucknell University!

Thank you for your encouragement and support... Happy Holidays Everyone!

-Chris & Cheryl

12.27.22

Harmony furling on test unit caught in motion!

Happy Holidays Everyone!

Early MK II (MVP Prototype) furling system Testing with the larger 425 Oz Inches of torque Nema 23 Stepper Motor. We are continuing to work on the MK II prototype and this clip shows the new furling system design. Notice how quiet it is! Remember the unit only furls for very small amounts of time, perhaps 5 or 10 seconds whenever it needs to adjust the unit's diameter due to wind conditions. Otherwise the furling system is static. This is the unit that will be going up to Bucknell University very soon.


Harmony Turbines MK II Initial Furling System Testing for MVP ...

Thank you for your support! We will keep you posted as we continue making progress!

Have a great Tuesday!

-Chris & Cheryl

12.22.22

Merry Christmas from Harmony Turbines! Enjoy the video :)

Hi Everyone! Please enjoy this holiday video update. From all of us to all of you...

Merry Christmas!!


Happy Holidays 2022 from Harmony!

Wishing everyone a happy and safe holiday season!

- Chris, Cheryl & Tracy

Show More Updates

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JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PINNED BY STARTUP

RK **Richard Kirkland**
15 days ago

Even though you are still in the early R&D phase I do believe in what you have already accomplished and feel that your turbine has great ...
Show more

1 1

CM **Christopher Moore**
Harmony Turbines • 13 days ago

Thank you Richard, we love to hear feedback like this. The need for Harmony is huge as is evident by the emails and phone calls we ...
Show more

0

PINNED BY STARTUP

BS **Benjamin Schreiber** 1 INVESTMENTS
2 months ago

Hi Chris! Congratulations on the awesome traction your current campaign has received! I'm afraid I can't invest as much this round as ...
Show more

1 0

CM **Christopher Moore**
Harmony Turbines • 2 months ago

Thank you Ben, you are amazing! We are doing all we can to make you and all of our investors very happy. If you are ever in PA you ...
Show more

1

MT **Michael Trojahn**
5 days ago

How will this handle snow and ice?

1 0

CM **Christopher Moore**
Harmony Turbines • 5 days ago

Check our FAQ to see that answer
https://harmonyturbines.com/wordpress/wp-...
Show more

0

HF **Henrik Freving-Pedersen**
5 days ago

Hej Chris, Jeg har nu udfyldt de personlige oplysninger adskillige gange....
Show more

1 0

CM **Christopher Moore**
Harmony Turbines • 3 days ago

Hi Henrik,
...
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0

Deborah Little
5 days ago

Thank you for responding!!!!

1 0

Christopher Moore
Harmony Turbines • 3 days ago

You're welcome

0

Deborah Little
6 days ago

I meant patents and patent rights, not trademarks...

1 0

Christopher Moore
Harmony Turbines • 6 days ago

Hi Deborah, We have 2 unique technologies which make Harmony Turbines unique from others. 1. Our furling technology in our VAW...
Show more

0

Deborah Little
6 days ago

You say that the Axial Flux generator with a variable airgap is what sets you apart from any competitors. Do you have all the necessary licensin...
Show more

1 0

Christopher Moore
Harmony Turbines • 6 days ago

I answered this in your 2nd question. Look in that thread please.

0

Danial Christensen
10 days ago

Interesting concept and I do hope it is successful for you and your investors. I was almost on board until I realized that while very ...
Show more

2 0

Danial Christensen
10 days ago

Thank you for the detailed response. To be fair, I have not viewed the mentioned videos and will definitely check it out.

0

View 1 more reply

Enio Belo
10 days ago

I would like to invest. I'm from Portugal but the system is requesting some items (US citizens Numbers) that i don't have. Do you know if i ...
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1 0

Christopher Moore
Harmony Turbines • 10 days ago

Enio, please reach out to support@StartEngine.com to get the help you need. As far as I know you should be able to invest from ...
Show more

0

KP

Kingsley Page
11 days ago

I'm from Australia and we need something like this in all parts of our country. Really great idea to supplement solar panels, with both ...
Show more

1 0

CM

Christopher Moore
Harmony Turbines • 10 days ago

Hi Kingsley,
...
Show more

0

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

So let's talk wind turbines.

Wind turbines? What, on my home?

On your boat?

No.

Why? Why not?

Because they're ugly. They're like these things, these color things, and they make a lot of noise from what we hear from people who are calling us. And they fall apart during high winds. So what makes this special? I mean, there are wind turbines out there. There are vertical access wind turbines out there. What is special about this one?

So we've got the ability, unlike anyone else out there right now because of our patented technology, to reduce our size in high winds. So it lets us reduce our exposure to the wind and keep right on producing full power through storms that you normally have to be shut that other turbines have to be shut down for or it destroys them.

Wow.

Yeah.

Well, what about the noise? Often when you drive out into the country and there's those big wind farms, what are you doing?

Listening. There's no noise. Even in 2025, 30 miles an hour winds, every test we've done so far, no noise.

Right. Wow.

It's because our whole geometry, everything about our design is different than wind turbines out there. And that's all I'm going to say about it. We're very different in the way we capture wind.

So this is sort of like a work of art. I started from scratch and made this work of art. It's very pretty to look at, and I'm not an artist. But if you get artsy people around this, can you imagine what all they would do with it? Like painting all these things around it that look awesome.

Nobody that talks to us ever says, oh, that's ugly. I wouldn't want that. Everyone says, that's beautiful, or that's so cool. That's so awesome when they look at it. And it is. It's beautiful. It's because we built harmony from the ground up. Nobody has small scale wind turbines because they're terrible.

Pretty much. From what we've seen, the only people that use small scale wind turbines on a regular basis are people in the boating community. But they're even calling us saying, this doesn't work. This is not the right application. They break. They're noisy. Like these big propeller type wind turbines that are scaled down to something that they're using on the boat just isn't right for that application. So this is exciting because this introduces something completely new that meets all those needs.

Yeah. I mean, shrinking down the big boy technology that nobody wants near their home or their neighborhood anyway, because it's ugly, it's noisy, it's dangerous. Why would they think that shrinking that down and selling it to the public is going to be a good idea? It's not.

Well, it's what we have to start.

From the ground up and build something the right way. Beautiful, quiet, easy to look at, and functions well, starts in low wind, it functions in high wind. I mean, we've got everything that people want all the check boxes that they want when they're looking for a product. Guess what we built that into? Harmony.

Take care.

Take care, guys.

Harmony. Turbines. We now have the power to change the world.

Disruptive Investing Interview Video Transcript

0:01

all right well I'm so lucky today to have with me from Harmony turbines Christopher and Cheryl Moore they are the co-founders and co-partners of the

0:08

company and we heard about you guys from one of our viewers sent us a video saying what's up with this company

0:13

they're making some weird looking wind turbine thing you gotta look into it so we're looking into it thank you so much

0:19

for being with us today thank you for having us thank you very much Zach yes we've been watching your show for a

0:24

little while and um it's you know something that I would watch a video here a video there and it's been a few

0:31

years that I've known about you so awesome well that's the great part about this community right is that we all get

0:36

to learn about what's going on in sustainable energy so tell me about for people who've never heard of Harmony

0:41

turbines uh tell me about what it is you guys are working on and you know what's going on in your shop we decided or I

0:49

decided to make Harmony turbines because I've always been for the last 25 years

0:54

trying to come up with some way to work in sustainable and clean energy Tech as

0:59

a career you know I'm like doing it work for a living normally for

1:04

the last 30 years and I I didn't want to do that for the rest of my life I wanted to make a difference I wanted to get

1:10

some of the ideas that were up in my head out into the world to make a difference so that's where Harmony stems

1:16

from we were trying to just do something that would help make a difference make the world a better place and I've got a

1:22

lot of different ideas and inventions but Harmony seemed like the perfect opportunity at the right time so it was

1:29

just a Synergy of we need this Tech it's the right time the right place and you

1:36

know so that it just sort of sprang from that but what makes your turbine

1:41

different than I mean I go on Amazon right I can find a lot of like wind turbines in fact Jesse and I have made

1:47

some and bought some um and it just seems like there's a plethora of wind turbines what makes you a special we

1:52

were just talking about this really not even half an hour ago and it's like the

1:59

industry at large just said okay we've got these huge huge massive things that are out there on the coast that are 6

2:05

and 10 megawatts let's just shrink them down and give them to people and hope that they'll be happy with them well

2:11

Zach we don't want the big huge ones anywhere near our homes we don't want them anywhere near us because they're

2:17

ugly they're noisy they're problematic they break and blow up when the wind gets High I mean there's a lot of issues

2:23

so right now there's legislation and Court battles all over the place people saying not in my backyard you know get

2:28

that away from me why would we think that people would want to shrink that down and put it in their yard yay we

2:34

don't want the big ones in our yard but the small ones are awesome no you need to rethink this technology from the

2:40

ground up you need to rethink from a standpoint of what a consumer is going

2:46

to be happy with you can ride your bike to work or you can drive your car to work you choose to take your car so that

2:52

you get to work in one piece your hair is not all messed up you're not soaked because it was raining you know there's a lot of convenience that goes into that

2:58

decision yes the bike is more economical but there's reasons that you you ride

3:03

the car Harmony is that Harmony is the solution to all of the problems that we see right

3:10

now wind turbines and small scale you can drive all around and you don't

3:16

see them anywhere like okay one out of a thousand homes one out of ten thousand homes has one because the products that

3:23

are out there on the market right now they suck am I allowed to say that word on your show of course okay

3:29

they suck and we were like we can do this better we're smarter than that we

3:34

can make a product that actually works and people are happy with people are pleased with and that's what Harmony is

3:41

about doing something that makes the environment and you know the world a

3:46

better place but at the same time does it in a way people are happy with so that they buy it and endorse it so there

3:52

are two patents that we have for our technology that specifically address

3:57

um the the noise the startup speeds the protecting itself in high winds so that it doesn't blow up like so many we see

4:05

on YouTube so yeah there's you know specifically we have a furling mechanism for our our Scoops or for the wingspan

4:13

that help us protect ourselves and the generator helps with starting up in low wind

4:19

speeds it helps with the noise Factor like a lot of times people don't realize that the the noise factor that we hear

4:25

with current versions of wind turbines is not only perhaps the blade spinning but it also has to do with the generator

4:32

so we have a patent on a generator design that is

4:38

kind of like keeping our lips shut on that one um and we're working on it but it really

4:45

ties into um The Quiet features of our wind turbines um it helps with the it's

4:52

handling the RPMs differently than current generators used for wind turbines so we're just we're really

4:57

excited about how these two these patents these designs that he has how

5:02

they are directly going to address the reasons people don't buy these for

5:08

their let me say it the way it's supposed to be how they work in harmony with one another right see to make a

5:14

perfect product here there's that yeah all right so when Jesse and I have been doing some experiments with wind on our

5:20

own we really encountered the first big problem which I think a lot of homeowners don't know much about which

5:25

is wind which is that wind down here where us humans live is not the same wind that is as you go up it's terrible

5:32

it's terrible it's dirty wind exactly and I didn't understand it comes from all different directions things like

5:38

that yeah that is one of the main principal things that Harmony solves because it is a

5:43

vertical axis wind turbine and all vertical axis wind turbines can take wind coming from any direction and

5:49

continue spinning so I'm not sure so walk me through that because I didn't understand dirty wind before I just

5:55

thought oh if the trees are moving it's windy today but I quickly learned that our wind turbine didn't turn

6:02

and we would move it all over the yard and we're like what is this broken no it's not broken is that the wind is you

6:08

know 80 feet above me right did you have a propeller type turbine that you were testing yeah

okay

6:14

so our turbine comes from a savonius Heritage so ours is a savonius rotor

6:23

vertical axis wind turbine we have ribbed sections in Harmony and then a

6:28

helix twist so you really are combining three things together with our turbine that you didn't have with your turbine

6:34

when you were testing your propeller one you need higher winds to get started spinning six seven miles an hour for

6:42

those to get moving because they're using um lift principles and aerodynamic

6:48

principles that are different from our technology so right off the bat unless you have six

6:54

or seven miles an hour of consistent wind you might have seen it go there it started Jesse and then it stopped and

6:59

you're like oh crap that was anticlimactic with Harmony one and two mile an hour winds the lightest little

7:05

gust it'll begin spinning now you're not let's not mince words here you're not generating power at one in two miles an

7:11

hour there's just no power in that wind but people who buy something they don't want to look out their window and yeah it's

7:17

not spinning mom nope it's still not spinning mom three days later still not spinning mom

7:23

it does no good people want to see something happening with a product they buy so they can feel good about it so

7:30

then the other problem we had was the opposite extreme that you talked about where the manufacturer said you can't have it blow over certain speed or it

7:36

will break and we're like well what what are we supposed to do like go take it down when it's so how does yours work

7:42

when it's uh too windy out so that is one of the primary things we have patented we call it furling technology

7:49

and basically we are reducing the exposure to the wind right now even the

7:54

big boys out there on the coast can't reduce their exposure they can feather their blades they can turn them but they

8:01

can't escape the wind and if I'm I don't even um think they escape in the way you and

8:08

I would think they are actually turning 90 degrees to the wind which makes their blade get buffeted even harder when the

8:16

wind is the strongest which to me is totally opposite of how we should be reducing that you know load and we we

8:24

are actually increasing it in those big turbines so they're they're fighting that wind even stronger by turning flat

8:30

to the wind with us with Harmony all we do is reduce our diameter and we don't

8:35

need a break to do it we don't need a dump load to do it all we need is a simple little stepper motor that turns

8:40

on for five seconds and it pulls you in maybe 10 10 if it's still not slow

8:46

enough because it's going to constantly be checking its RPMs then it says pull in a little bit more and it checks its

8:52

RPMs and if it's still too high it pulls in again and finally you're going to get to a point where it says yes now my RPMs

8:58

are safe and it keeps on spinning so here's the kicker those big wind

9:04

turbines and the ones that you can buy in your yard that are actually sophisticated enough to stop themselves they have to stop when the wind gets

9:11

Beyond a certain point so now you're wasting what is essentially your best win you waited all month for good wind

9:17

now it came you have to stop but hey Mom the wind turbine's not turning

9:22

it doesn't even make sense I mean Zach how we've got all this technology out

9:28

there all over the place and we expect people to buy it it just doesn't make sense it's like nobody thought about this stuff from the ground up they just

9:34

took oh there's a big one let's make it small and sell it to people it's ridiculous I love this I love hearing

9:40

about first principles thinking and I love that you didn't stop and go well there's other wind turbines out there so

9:46

forget it I can't do that you you went let's start with the Clean Slate of paper we'll start over that is exactly

9:52

what we did we started with a clean sheet of paper let's make this beautiful let's make it make sense let's make it

9:58

easy for people to maintain and easy for them to you know have it in their yard

10:03

and instead of their neighbors being like John what the heck was that thing that you you know that's really annoying

10:09

what you bought they'd be coming over and being like dude where'd you get that that's freaking awesome that's what we want we want something that people when

10:15

they put it in their yard they get 10 more customers for harmony turbine because now people want what they have

10:21

not you know uh what do they call it an injunction that people or neighbors are filing against them because they put

10:27

this ugly thing up you know that's what we need to if we're going to make solutions that help the planet it needs

10:33

to be things that that find mass adoption around the world not just in the US or Europe but around the world

10:41

and so that's what we were doing we're coming up with technology that we know when people finally get this in their

10:47

hands they're going to be so happy with it and I think um one of our our hopes too is that like

10:52

right now there's a lot of legislations in townships and counties for homes that

10:59

restrict and have a lot of rules around what you can do with a wind turbine you know here in our area

11:05

there's only one person we know that has a wind turbine down the road and there's there were a lot of rules for her to put

11:11

that in and what we're hoping is that with our design and the the quiet and

11:18

Beauty you know that kind of thing and it protects itself we're hoping that it'll make it a lot easier for townships

11:24

and counties to say okay all right yes this this makes sense we can allow our

11:30

folks to do this so that you know there's we're hoping that it prompts legislation changes after things catch

11:37

on after you get enough of these out there and people start saying these are great what's wrong with our laws that

11:43

we're not allowed to use this right now it kind of makes sense they the the units that are out there are horrible

11:49

they suck they're terrible and annoying and they don't work and they're problematic why would we make

11:56

legislation go to the the effort of making legislation to let people put these annoying horrible things in their

12:03

yard it's it doesn't make sense but when you have have something that's amazing and it just works

12:09

now it makes sense to give that some you know give that a second look let's maybe

12:15

look at changing this law if it's this type of turbine then we'll allow it and things like that I think that's going to

12:20

start catching on all over who do you think your typical customers are going to be do they live in a certain part of the country do they have to live in

12:26

windy spots do they have to have a certain income so obviously you need wind to make this work it's not magic

12:32

it's not perpetual motion or a Zero Point Energy so you need win bottom line

12:37

if you don't have good wind in your area then probably a wind turbine is not for you but if you have decent wind in your

12:44

area then that's our perfect customer we want to be all over the world we want to

12:51

be everywhere we initially would Target the Boating and the coastal

12:56

areas as our strongest proponents our strongest initial Market because when

13:01

you think about it people who have boats they already if you go down to the shore

13:06

and you look in the slips and the docks in the marinas they've got hundreds of these little stupid wind turbines on

13:13

their boats right now because that's all they can buy I have people calling me I'm not joking three times a month Chris

13:20

when are you guys going to come out with this product you know I need this so bad I've already gone through three wind

13:25

turbines on my yacht this summer three they've already got the battery banks on their boats they've already got

13:31

inverters on their boats they already have good strong winds constantly available on their boats and they have

13:37

the problem of high winds coming up unexpectedly all the time on their boats

13:43

sounds kind of like the perfect solution or you know Harmony sounds like the perfect solution for this scenario so

13:49

the Boating sector is one of our top places that we're going to Market to right out of the gate coastal areas as

13:56

well because other than the fact that they may not have inverters and Battery banks on their home they've got all the

14:01

other scenarios you know with the high winds and the constant Goods strong winds so our hope is that these would be

14:07

our initial strong customers and then from there kind of grow as a Grassroots movement right

then it can move into the

14:13

home environment you know as people see the success of them in the coastal area

14:19

and the acceptance of them then I think it'll just naturally

14:25

gravitate and start happening into the the normal environment right as you move further west and into the Inland areas

14:33

and there's going to be people that just buy it because it's freaking cool and they love it and they want to endorse it

14:38

but they have no wind so you know you're going to get some of those scenarios where people are like this is horrible it's it you know I don't have I'm not

14:45

getting very good production well it's not magic you know we have to maybe put that as a disclaimer it's awesome but

14:50

it's not magic now you guys got started in 2020 so your relatively new startup where are you on your journey because as

14:56

we've learned from Elon it's one thing to build a prototype it's another thing to go to mass production so are you still fine-tuning your prototype are you

15:03

working on mass production where are you yeah we are actually Machining parts and cutting parts right now we've gone

15:08

through three different iterations of trying to come up with a prototype that would work for the consumer and be

15:16

inexpensive enough that it would be fine Mass adoption we began with a larger

15:22

dream of having like a one kilowatt unit that we could send out to customers but at that one

15:28

um last year I had to kind of put that in mothballs for a little bit it's too big to launch a product with something

15:34

that we can't even make in our shop and get out in mass production it's just we have to be able to build it to test it

15:40

to then move it out into production so we backed off and now we're starting our

15:46

we started our 400 watt campaign just two months ago we hit a brick wall with

15:53

the Plastics manufacturers and plastic suppliers that we were working through to get the Scoops and some of the

15:59

gearing and things like that produced we were looking at getting them injection molded and it was the prices were just so horrendous act that we couldn't do it

16:06

so we said you know what okay we mothballed that and we retooled and now we're doing a 100 percent fully metal

16:14

aluminum and steel prototype which will probably roll right into our what we would call our mark one turbines that

16:21

that we roll out to early adopters and early beta customers so the the footage

16:26

that we would be that we'll be providing you is of our proof of concept so we have the proof of Concepts created

16:32

perfect concept prototypes right they they furl and whatnot but they're not weatherproof so literally right now the

16:38

Prototype that we're working on is a weatherproof one like that can handle the rain and all that that we can we're

16:44

going to make a couple of them here all at the same time and start putting them out there to get our data it's our minimum viable product

16:51

our MVP so basically we're working on two units right now one for our shop and one for Bucknell University because

16:57

we're partnered with Penn State Bucknell and northumbria University for larger research projects that they're actually

17:03

doing on on our Tech on Harmony turbines specifically Bucknell is getting delivery of like unit number two

17:10

literally that unit will be placed up on hardpoints on their engineering building and they're going to be monitoring it 24

17:17

7 and working with all kinds of good delicious juicy data for us so the two units were building and cutting gears

17:23

and cutting parts for right now are our first two Mark II yeah I said Mark one

17:29

before but our Mark II prototypes the mark ones were the plastic ones that we had to scrap so Mark II 400 watt units

17:36

is what we're rolling out with that'll be what's what we move into you know we may be up to

mark four or five by them

17:41

but it should be some addition or rendition of these 400 watt units fully

17:47

metal and as we tweak and test and find problems we're going to adjust we're going to begin rolling them out to

17:53

customers maybe we'll make after this run of two we'll make four more and we'll get them out to early adopter

18:00

locations you know that will help us gather data and then we'll make 10 more and then we'll make 20 more and finally

18:06

at that point we'll say okay we've worked enough bugs out of this it's been in the field for a year and a half 18 months is long enough to feel good

18:13

enough about going into low volume production and from there who knows you know we may end up partnering with a

18:19

larger entity who wants to get these out in mass or maybe someone would just want to buy us out any of those options would

18:26

be viable we're not looking to do this for the rest of our lives we're looking to get them out to people and we need to

18:32

get it to a certain point where then we can hand the reins to a responsible company that will do that that puts it in writing that they are going to be

18:39

getting this out to the consumers oh that's really interesting so let's talk about right now you're approaching I

18:44

think your third funding round right and this is going to be a crowdfund I think think I heard on start engine and so for

18:49

people out there who are like I don't know you're talking about Zach what is crowdfunding uh can you guys kind of walk us through that a bit sure you have

18:56

two ways of raising funds in the crowd um Spectrum one is your Kickstarter and

19:02

Indiegogo where you take pre-orders for a product and then you make those widgets those products with the money

19:09

that you got from the pre-orders and then you disseminate them after you're done making them to your thousand plus

19:15

customers or whatever our model was too expensive to do that we weren't going to get a lot of people

19:21

that would buy into an unknown you know like okay we could

19:26

have set a price at three thousand dollars or something hoping that that would be enough make 100 or 500 or a thousand of these

19:34

units and then get them out to people the the road for that was way too long we had too much testing too much

19:39

iteration you know and iterative work and things that needed to be done too many unknowns it was a far more

19:45

complicated widget than just a simple new coffee mug or something

19:51

so we went the other route that is equity crowdfunding you give away small chunks of your company in exchange for

19:59

people sending you investment Equity income that comes into your company that you then use to develop your product and

20:06

go through what we're doing right now so our first two funding rounds that we did were with we funder we raised a

20:13

total of about four hundred and four thousand dollars between those two rounds to get the equipment we need to

20:18

rent the space that we need to get them models and the raw materials and the tooling and everything because there's a

20:25

lot of iterations a lot of changes a lot of you know 90 degree turn we were going

20:31

in this direction we have to shift and people have beat us up for a while saying well you were stupid getting that

20:37

shop and getting that equipment you could have just farmed it out to you know shops to to make the parts for you

20:42

but what they don't understand is when you're doing real difficult research and r d like what we are with a lot of

20:49

moving Parts a lot of unknowns you have to change and iterate maybe five six

20:55

seven times in a year and then we've been at it for two years so now what 15 iterations later all these changes we

21:02

would have been bankrupt before we even got started and not only that even shops in our area here the lead time I'm on

21:09

jobs is two months I mean you can't make a change to a part and say okay now what

21:14

do we do for two months until we get that piece back in and and then we can keep on going like you you can't

21:21

be productive that way and so we we feel good about how we have built the shop

21:27

and um absolutely put it together that we can just we just do it all ourselves

21:32

yeah we literally are making it it works 85 of the parts that we need right there

21:38

in shop and we can instantly in a moment's notice switch gears change designs I recap it recam it and then two

21:45

days later we're Machining the parts I mean come on yeah we got beat up in the beginning last year by people well you

21:51

were so stupid doing that you know you're so irresponsible to your investors I call BS on that because we

21:58

did the most amazing thing that we could have done all of the equipment's used but we own it 100 we have no leased

22:05

equipment we have nothing other than our rent that we pay and our time right and we

22:11

are literally able to move at the speed of our own shop now instantly making

22:16

changes instantly making iterative updates and we have the capabilities to make like I said 85 of our pieces and

22:24

parts right there I mean that's that's gold when you really think about a little prototype you know shop like what

22:30

we are and the goal of the next fundraising campaign that we do is you

22:35

know we're we're working right now on making uh the prototypes that can actually be put out in the weather to

22:42

gather data and so we can see what we need to change so that would help push

22:47

us through that phase which leads into low volume production if we have units

22:53

out there that people are starting to test for us and they're working then we can start taking pre-orders and start

23:00

you know doing our low volume production our shop can handle the low volume production so the the goal of this

23:07

campaign is to push us through the prototyping this last piece of it some data Gathering and then put us into the

23:14

low volume production where we can start generating our own Revenue that's we're hoping yeah if we can raise enough money

23:21

to get us through the next 18 months or so we should be there so we're literally like two months away from our U our two

23:28

first units that we're making being to a certain point that we can hand the unit off to Bucknell and we can actually

23:33

start getting some data we have our generator that Cheryl spoke of that

23:38

we've been very very hush-hush about because it's it's so Cutting Edge that

23:44

it's um I'll I'll give people a teaser I mean it's patented so it is public domain but it's an axial flux generator

23:51

with solid core technology it excites both the North and South Pole of the

23:56

cores at the same time but it has what's called a variable air gap so Zach if

24:02

you've been following Tesla and you know the EV market for a long time you're

24:07

starting starting here the buzzwords axial flux Motors all the time now over the past six months eight months axial

24:14

flux Motors axial flux Motors well guess what Harmony turbines has had the patent for two years on the first axial flux

24:22

generator with a variable air gap so we simply start with the upper and lower

24:27

magnetic platters far away from the coils and when the wind begins spinning

24:32

it'll basically have zero resistance we're able to start spinning in one to

24:37

two mile an hour wind now you get the flywheel effect going you get all that mass you get all that inertia moving and

24:44

then after you're up to a certain RPM range those platters will begin moving down into proximity of the coils where

24:51

now you have all of the beautiful benefits of the axial flux motor the solid core dual pole coils that we have

24:57

so he had mentioned earlier that our wind turbine starts up in one to two

25:03

and maybe not generating electricity it's just you know spinning and this is part of the the beauty of the generator

25:10

the harmonious um is that because you know we're just

25:15

we're just spinning but to we're getting that momentum that then allows us to start generating electricity earlier in

25:22

the process than the normal wind turbines that you see out there that makes so much sense I was going to ask you what is this magic that allows it to

25:28

spin at low speed so that is thank you for that explanation that's really cool have you heard the term synchronicity it's where the universe is pushing

25:35

things together to happen at the right time that's been happening a lot for us and you're just one of the three or four

25:42

very big things that have happened right here right when we need it and it sort

25:47

of feels like the universe is saying all right a little tiny Harmony turbines will will help you get through this because we're not out to be rich and

25:55

famous we're not out to be Titans of the wind turbine industry we're just looking to finally do our one small part to help

26:03

make the world a better place and we're doing it from the ground up with a product that makes so much sense and

26:08

when you look at it and when you see it and when it's functioning as it should be people are going to want this everywhere in the world and in the end

26:15

it's going to help I gotta say as an investor I was really kind of relieved when you talked about that if you get to

26:21

the mass production phase that you guys aren't going to try and maybe take that on yourselves because a lot of companies I think go oh yeah when we get to that

26:27

part we'll just ramp up a factory or something and we'll do it and it's not that you can't but it's um it's really

26:33

tricky and lots of companies you know get stuck at that point right it's another 10 years of horrible crazy

26:40

sleepless nights and a divorce or two and yeah it would be awful no we have no

26:46

crazy delusions of doing that we will hand it off to a partner either selling it completely or partnering with a

26:53

company that puts it in writing that they will have X number of units out to the public by this date and if they fail

26:59

to do that the rights would revert back to us and we could sell them to another company or whatever we're not in any way

27:05

delusional enough to think we could take this to Mill millions and millions of people we're going to get it to the

27:10

point where low volume production is getting a good name for harmony out there people see what it's all about but

27:16

now our biggest problem is how do we get it to the 20 000 customers that are banging at our door so you talked about

27:22

your first unit is probably going to be a 400 watt unit for those people watching who are like I don't know what

27:27

that is but 400 watts can you walk us through like what does that allow a person to do like what how does that

27:32

help yeah um and we get people asking all the time will this run my house or can I run my

27:39

house on this no it's just like a rain barrel you collect rain when it rains and it goes into your rain barrel and it

27:45

offsets how much water that you have to use from the city to go water your

27:50

garden or your plants it's there when you want to offset those costs so in the

27:56

case of Harmony or any solar or wind that you put on your home they're all the same it's not like we have something

28:01

different if you have solar if you have wind on your property it all works the same you can dump it into a battery

28:08

and then that is where you can store the power to use it as you know as you need

28:14

to or during the day through inverters and things like that or you can do a grid tie inverter where as you're making

28:21

it it's just running into your home and if you have extra that you're making beyond what your home is using because

28:27

all the lights are off and people are at work and then it's sending some back to the grid either way it'll work in either

28:34

of those two scenarios where you're either sending the power back to the Grid or you're putting it in a battery Bank to then later be used as needed or

28:42

on demand so when we when we talk about the 400 watt units they may be smallish

28:47

you know and and the power that they produce is you know produces power but

28:52

it's not like the one megawatt units or anything like that but the the beauty of having a vertical axis wind turbine is

28:59

that when you put multiples together uh the Oxford University had an article

29:05

that they put out last year last year April of last year discussing uh the

29:10

efficiencies being increased for vertical axis wind turbines when they are clustered together so so that's cool

29:17

because even though we have a little form of units you can put a couple in your field in your backyard whatever and

29:24

Not only would they do 400 watts but they would if you place them properly you could get even more power out of

29:30

them so is it it's Penn State that is looking at the clustering effect that's

29:36

part of the research that they're doing is what kind of like how far apart would you have to have them what arrangement would you do for maximum efficiency when

29:43

you're clustering them together so that's another exciting piece about how we're doing our wind turbines in the

29:49

design and and bringing vertical axis wind turbines back like making them a thing they're they're not a thing right

29:55

now so they've gotten a lot of bad press over the last 60 years and I'll send you in

30:01

our b-roll the footage of the the chart that actually it's got a chart of like

30:07

horizontal axis wind turbines and the American Windmill and stuff like that but they drew the line wrong where they

30:15

labeled American Windmill and a savonius turbine the savonius turbine when they originally tested it was over 30 percent

30:21

efficient and the curve was showing that and then somewhere you have to wonder

30:27

did someone get paid off you know did this happen by accident or did it happen because someone paid someone you know 30

30:33

000 bucks 60 years ago to just draw a line to the wrong place but that has been literally taught in

30:41

universities and in engineering classes we had Dr uh Pana from Penn State

30:47

slapped her hands down on the table when I was talking about this in our Zoom video and she was like yes yes yes I've

30:53

been trying to tell my students that for years the charts are wrong but it's cool because I can't say I'm

31:00

upset about it it's allowed us this little niche market in which to grow where nobody even gave us a second look

31:06

they're all like oh it's vertical axis when turbines those are crap well guess what we're about to turn that incorrect

31:12

data on its ear and as more and more engineering white

31:19

papers are written and studies are done and they prove yes these things are 30 plus percent efficient now we're moving

31:26

into the realm of mass adoption because the way those charts were written they

31:31

were like 10 percent efficient and of course no one's going to look at something that's only 10 efficient but the savonius turbines are 30 plus

31:39

percent efficient when you add the Helix twist like Harmony has now you raise the efficiency more when you add the add the

31:46

ribbed sections to them now you raise the efficiency even more and the biggest drawback in those articles that were

31:53

written 60 years ago that they found with the savonius turbine was its problems in high wind situations

32:01

prone to destruction in high wind situations hello we've solved that problem so it's

32:07

kind of like The Best of Both Worlds now we have this super strong turbine able to start and run in low wind speeds with

32:14

great amounts of torque and reliability but we've also solved the high end problem that the old ends you know not

32:21

ancestral ones but the older models 60 years ago had we have solved that with our referraling

32:27

technology I love that you talked about synchronicity because I think that what's happening right now is with

32:33

batteries and with the you know YouTube the ability for people who might have heard about this in the past and gone

32:39

well I don't know that sounds pretty scary I don't know how to do it now you're seeing that people out there are

32:44

showing you how to do it and that's what we want to do on this channel same thing is we want to show that like batteries are not scary wind turbines are not

32:50

scary solar's not scary it's all stuff like you're you're in your garage now probably America right working on a car

32:57

that's scary right it has things blowing up inside of it and we're all used to doing that right going into our garage

33:02

and working on an old Mustang or something and I just think that if we can go forward working on new technology

33:08

that is not scary really and can make your house sustainable uh I think

33:14

everyone's gonna be doing these projects they're going to be fun to do and I think there's going to be more and more electricians and other trades that are

33:21

going to say like oh yeah we can do those projects for you I think what's weird today is that if you talk to most electricians and tell me if this is true

33:27

in your area but if you talk to them about power walls or solar a lot of them are like yeah I don't do that and it's

33:33

like why wouldn't you do that this is exciting technology I think it's because of what we just said the products that

33:39

are out there on the market suck and when you look at the power wall market

33:44

and things like that and even electric vehicles the best technology we had up to this date was your lithium ion now

33:51

they're finally starting to talk about solid state batteries and carbon zeolites and carbon Bucky Balls and

33:57

things like that and you have the ability now within the next five years to where we are going to have either

34:03

super capacitors or Ultra capacitors to store this power where you've got millions of charge cycles Zach Millions

34:10

before you have any degradation and when we get to that stage synchronicity it is

34:16

the perfect time to now add your solar and your wind right on your home because

34:22

with a bank of super capacitors in your basement that could give you two or three days of storage

34:28

all of the problems of the current technology go away and you can actually have the same thing going on

34:35

like with the cell phone industry where people went you know and started cutting their their landlines because they now

34:41

had a cell phone and they could be disconnected we're going to be able to disconnect from the grid when we get to

34:47

the technology that you're talking about very very soon in a few years and when

34:52

that Battery Technology finally comes to maturity people are going to be looking desperately for the best sources that

34:59

they can dump into to fill their Banks up the best solar probably you know thin film solar that's going to be out there

35:04

and multi-layer solar and then the wind turbine technology which we hope Harmony

35:10

will be at the Forefront of so our technology will scale up from

35:15

small scale and home and Business and boating all the way up into who knows you know maybe 100 kilowatts of size I

35:22

don't ever see Harmony getting into the megawatt size but I could see it getting into hundreds of you know 100 kilowatts

35:29

or something like that and as Cheryl just said the clustering effect is going to be huge in Grid layouts like that

35:35

we're out in the ocean now you have these beautiful things out there they're not you know monstrosities that are

35:42

causing problems but something beautiful that now if something happens to one or two of them you're not knocking out

35:48

power for a whole area because you've got redundancy in numbers and the

35:53

ability to set them up with easier cheaper quicker more efficient you know Rigs and cranes and stuff instead of the

36:00

500 Tall Foot cranes that they need to do it now they could do it with 10 times less cost and 10 times less danger to

36:08

get these set up and that's what's appealing our technology can scale to a certain point

36:14

and be environmentally friendly all at the same time well guys I heard that you

36:19

just went live with your start engine so that is available now for people who are interested in investing yes yes yes it

36:26

is and there are perks we have several layers of perks for our investors uh one

36:31

of them is time based so uh we have it listed there on the on our campaign page

36:37

on start engine now Jesse and I say this all the time um this is capitalism and if you put your money to work on

36:43

projects that you want to have happen then they tend to happen and so I'm going to say right now I'm very

36:48

interested in investing I'm gonna wait till Jesse is seeing this interview and talked about it with me but over on patreon we're going to announce whether

36:55

we're investing in you guys or not so please head on over to our patreon and check that out on our investor Club it's

37:00

not a guarantee all startups are startups and so really good chance that they're not going to make it but if you don't invest

37:07

in the things you believe in then they're definitely not going to make it so if you believe in what these guys are doing over here uh I urge you to go

37:14

check it out and think about it and talk to your friends and family about it and see if you want to invest I love that you're doing crowdfunding because for a

37:21

very small investment as you said a minimum of 200 what you might go and spend on a fun weekend in Vegas right

37:27

you can put into a company that could turn into something really big and I'm really excited that you're willing to

37:33

have some other company maybe take on the production part I mean let's talk about a gigafactory someday that maybe

37:38

has a corner of it working on Harmony turbines like that's a possible thing I'd love to chat with

37:45

Elon about this but you can't just call Elon up and chat to him on the phone maybe you can but people ask us that all

37:51

the time why can't you call up Elon I know if I could this would be on my top 10 list of what I want to talk to him about yeah we probably also wouldn't

37:58

need crowdfunding if we had someone like him that you know was like yeah that's a really cool project how much do you need

38:04

well that does make you realize that um you've done the hard work of solving this problem you're iterating right now

38:10

it seems so easy to think like oh well I'll just do a vertical turbine yeah that's that's it I'm sure as you've said

38:16

you've gone through dozens of iterations tweaks um and you're constantly getting data and to that point I would love if

38:23

uh if I can be on one of your early lists of testers out there we would love Jesse and I to test out your turbine give you the data you need because this

38:30

is how we move the ball forward yeah we are going to be looking for people just like yourselves just like the two of you

38:36

to do that for us so you're the perfect candidate and we will call you yeah

38:41

awesome yeah and I think it'd be great so people can kind of you know keep their eye on what's going on I think the

38:47

problem with the internet the internet's awesome right YouTube is awesome but the problem is also we get lots of videos

38:52

sent to us of companies and people and lots of things that look good on their face like you know perpetual motion

38:58

machines look great on their face uh you know wow free energy until you look a little deeper and I love that we got to

39:04

talk to you today to find out who are the people behind this um it's just thank you again for taking

39:09

the time to talk to us you're welcome thank you Zach yes we're going to be speaking with Cheryl and Christopher on

39:16

our patreon investor Club on a live stream with them so that you can ask them questions if you're interested in

39:21

doing that it's going to be on Monday October 17th so if you're seeing this over the weekend you can prepare for

39:26

that head on over to patreon.com now you know if you haven't already you can support us for as

little as a buck a

39:32

month and if you want to join our patreon investor Club that's even better because then you can get to talk to CEOs

39:37

like this and find out if this is the right investment for you so we'll be doing that on October 17th on Monday and

39:43

you get to talk to them live on our live stream we'll see you there

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Entity# : 7105961
Date Filed : 08/11/2020
Effective Date : 08/12/2020
Pennsylvania Department of State

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:**

Christopher Moore
Name
137 W Patrick Rd,
Address
Hershey PA 17033
City State Zip Code

☐ Return document by email to: ____________

Articles of Incorporation-For Profit
DSCB: 15-1306/2102/2303/2702/2903/3101/3303/7102
(rev.2/2017)

01236

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $0.00 [X] I qualify for a veteran/reservist-owned small business fee exemption (see instructions)

Check only one:

- [X] Business-stock (§ 1306)
- ☐ Business-nonstock (§ 2102)
- ☐ Business-statutory close (§ 2303)
- ☐ Cooperative (§ 7102)
- ☐ Management (§ 2703)
- ☐ Professional (§ 2903)
- ☐ Insurance (§ 3101)
- ☐ Benefit (§ 3303)

In compliance with the requirements of the applicable provisions (relating to corporations and unincorporated associations), the undersigned, desiring to incorporate a corporation for profit, hereby states that:

1. **The name of the corporation (corporate designator required, i.e., "corporation," "incorporated," "limited," "company," or any abbreviation thereof. "Professional corporation" or "P.C." permitted for professional corporations):**

   Harmony Turbines Inc

2. **Complete part (a) or (b) – not both:**

   (a) The address of this corporation's proposed registered office in this Commonwealth is: (post office box alone is not acceptable)

Number and Street	City	State	Zip	County
1200 E Main Street, Suite 2 #119	Palmyra	PA	17078	Lebanon

   (b) The name of this corporation's commercial registered office provider and the county of venue is:

   c/o:
   Name of Commercial Registered Office Provider County

3. **The corporation is incorporated under the provisions of the Business Corporation Law of 1988.**

4. **Check and complete one:**

   ☐ The corporation is organized on a nonstock basis.

   [X] The corporation is organized on a stock share basis and the aggregate number of shares authorized is: 10000000

5. The name and address, including number and street, if any, of each incorporator (all incorporators must sign below):

Name	Address
Christopher T Moore	137 W Patrick Rd , Hershey , Lebanon , PA , United States , 17033

6. The specified effective date, if any is: 08/12/2020 3:08 PM .
month/day/year hour, if any

7. Additional provisions of the articles, if any, attach an 8½ by 11 sheet.

8. *Statutory close corporation only:* Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933 (15 U.S.C. § 77a et seq.)

9. *For Cooperative Corporation Only. Check and complete one:*

The corporation is a cooperative corporation and the common bond of membership among its members is:

____

The corporation is a cooperative corporation and the common bond of membership among its shareholders is:

____

10. *Benefit corporations only:* This corporation shall have the purpose of creating general public benefit.

Strike out if inapplicable: This corporation shall have the purpose of creating the enumerated specific public benefit(s):

IN TESTIMONY WHEREOF, the incorporator(s) has/have signed these Articles of Incorporation this 11 day of August , 2020 .

Christopher T Moore
Signature

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

Consent to Appropriation of Name DSCB:19-17.2 (rev. 7/2015	19172

Pursuant to 19 Pa. Code § 17.2 (relating to appropriation of the name of a senior corporation), the undersigned association, desiring to consent to the appropriation of its name by another association, hereby certifies that:

1. The name of the association executing this Consent to Appropriation of Name is:

Harmony Turbines LLC

2. The (a) address of the consenting association's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

Complete part (a) ***OR*** *(b) – not both:*

(a) 1200 E Main Street, Suite 2 #119 | Palmyra | PA | 17078 | Lebanon

Number and street | City | State | Zip | County

OR

(b) c/o: ______________________

Name of Commercial Registered Office Provider | County

3. The date of incorporation or other organization of the consenting association is: 07/15/2020

4. The association(s) entitled to the benefit of this Consent to Appropriation of Name is(are):

Harmony Turbines Inc

5. The consenting association is (check only one):

- ☐ About to change its name
- ☑ About to cease to do business
- ☐ Being wound up
- ☐ A foreign association about to withdraw from doing business in the Commonwealth

IN TESTIMONY WHEREOF, the undersigned association has caused this Consent to Appropriation of Name be signed by a duly authorized officer thereof this 11 day of August, 2020.

Christopher T. Moore

Signature

CEO

Title

Entity# : 7105961
Date Filed : 07/09/2021
Pennsylvania Department of State

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:**

Katie Koehle, Paralegal - Barley Snyder LLP
Name
126 East King Street
Address
Lancaster PA 17602
City State Zip Code

☑ **Return document by email to:** kkoehle@barley.com

Articles of Amendment
Domestic Corporation

TFA210716XX0487

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $70

Check one: ☑ Business Corporation (§ 1915) ☐ Nonprofit Corporation (§ 5915)

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:
Harmony Turbines Inc

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:
(Complete only (a) or (b), not both)

(a) Number and Street	City	State	Zip	County
1200 E Main Street, Suite 2 #119	Palmyra	PA	17078	Lebanon

(b) Name of Commercial Registered Office Provider County
c/o:

3. The statute by or under which it was incorporated: PA Business Corporation Law

4. The date of its incorporation: 08/12/2020
(MM/DD/YYYY)

5. *Check, and if appropriate complete, one of the following:*
✔ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.
____ The amendment shall be effective on: ____________ at ________
Date (MM/DD/YYYY) Hour (if any)

PA DEPT. OF STATE
JUL 09 2021

DSCB:15-1915/5915–2

6. *Check one of the following*:

____ The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).

__✔__ The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c) or § 5914(b).

7. *Check, and if appropriate complete, one of the following:*

____ The amendment adopted by the corporation, set forth in full, is as follows

__✔__ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

8. *Check if the amendment restates the Articles:*

____ The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this

9 day of July, 2021.

Harmony Turbines Inc
Name of Corporation

Christopher T. Moore, President
Signature

Christopher T. Moore, President and CEO
Title

EXHIBIT A
to
Articles of Amendment of
HARMONY TURBINES, INC.

Article 1 shall be amended as follows:

1. The name of the corporation shall be: **Harmony Turbines, Inc.**

Article 2 shall be amended as follows:

2. The address of the corporation's proposed registered office in this Commonwealth shall be: **120 North 25th Street, Suite 200, Lebanon, PA 17042, Lebanon County**

Article 4 shall be amended as follows:

4. The aggregate number of shares that the Corporation shall have authority to issue is authorized is Nineteen Million (19,000,000) shares of Common Stock, no par value, and Ten Million (10,000,000) shares of Preferred Stock, no par value. The preferences, qualifications, limitations, restrictions and the special and relative rights granted to, or imposed upon the shares of each class of stock are as follows:

   i. Common Stock: The holders of the Common Stock shall have and possess exclusively all voting rights of any kind or nature, which shall include the exclusive voting rights for the election of directors and for each and every other corporate matter, except as otherwise may be required by law.

   ii. Preferred Stock: The Preferred Stock shall be non-voting stock. The holders of the Preferred Stock shall have no voting rights of any kind or nature, including without limitation, voting rights for the election of directors and for each and every other corporate matter, except as otherwise may be required by law. The Board of Directors shall have authority, to the full extent now or hereafter permitted by law, from time to time to issue Preferred Stock as a class without series or in one or more series and to fix by resolution the rights, designation, preferences, qualifications, limitations, restrictions, privileges, options, redemption rights, conversion rights, and other special or relative rights of such class or any series thereof, as the Board of Directors shall determine.

Article 8 shall be removed in its entirety.

Article 10 shall be amended to remove the following text contained in such Article: "This corporation shall have the purpose of creating a general public benefit." In addition the remainder of Article 10 shall be modified by striking out all remaining text under such Article.